Verona Pharma plc
Operational Update and Financial Results for the Three and Nine Months Ended September 30, 2018

Initiated a Phase 2 trial of RPL554 as add-on to dual bronchodilator therapy for COPD maintenance treatment; enrolled last patient and dosing underway
Progressed DPI and pMDI programs; formulations for clinical development now selected

November 6, 2018, London – Verona Pharma plc (AIM: VRP) (Nasdaq: VRNA) (“Verona Pharma” or the “Company”), a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for respiratory diseases, announces today an operational update and financial results for the three months and nine months ended September 30, 2018.
The Company’s product candidate, RPL554, is a first-in-class, inhaled, dual inhibitor of the enzymes phosphodiesterase 3 and 4 (“PDE3 and PDE4”), that acts as both a bronchodilator and an anti-inflammatory agent in a single compound. Verona Pharma is developing RPL554 for the treatment of chronic obstructive pulmonary disease (“COPD”), cystic fibrosis (“CF”), and potentially asthma.

OPERATIONAL HIGHLIGHTS
During the three months ended September 30, 2018, the Company:

•	Initiated a Phase 2 clinical trial evaluating RPL554 as an add-on to dual bronchodilator therapy for COPD maintenance treatment:

◦	Randomized, double-blind three-way cross-over study at sites in the US and the UK;

◦	Add-on to an inhaled LAMA/LABA, tiotropium/olodaterol (Stiolto® Respimat®);

◦	Expected that some patients will continue a stable dose of inhaled corticosteroids (“ICS”) throughout the study, providing a "triple therapy" background;

◦	Top-line data from 79 enrolled patients now expected in January 2019, ahead of schedule.

•	Published full results from two RPL554 Phase 2 clinical studies in COPD in the high-impact, peer reviewed European Respiratory Journal.

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Results highlighted the drug's clinically meaningful add-on effect to single bronchodilators, potential to reduce lung hyperinflation, a cause of breathlessness in COPD patients, and its relative speed of onset of action. Results from these studies were previously reported by Verona Pharma on May 10, 2016 and September 7, 2017.

•	Presented an expanded dataset from its Phase 2b study evaluating RPL554 as a maintenance treatment for COPD in an oral presentation at the European Respiratory Society International Congress:

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Dr Singh, M.D., Professor of Clinical Pharmacology and Respiratory Medicine, Medicines Evaluation Unit, University of Manchester, presented data expanding on top-line results announced by the Company on March 26, 2018;

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Dr Singh provided further context around the clinical significance of the strong and maintained bronchodilator response over the 4 week period, the progressive improvement in symptoms, while being well tolerated by the patients, and the potential for RPL554 therapy as both a stand-alone and as an add-on treatment to “standard of care” for COPD patients with this progressive and debilitating disease, where there remains a high unmet medical need.

•	Selected dry powder inhaler (“DPI”) and pressured metered dose inhaler (“pMDI”) formulations of RPL554:

◦	First DPI clinical trial in COPD patients expected to begin in December 2018;

◦	First pMDI clinical trial in COPD patients expected to begin in the first half of 2019.

Post-period end, the Company:

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Completed patient enrollment in its Phase 2 clinical trial evaluating RPL554 as an add-on to dual bronchodilator therapy for COPD maintenance treatment. The Company confirmed that it expects top-line data in January 2019.

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Ongoing review of our RPL554 development strategy in the context of all data generated, including from current and completed clinical trials, regulatory interactions and market research, indicates that the Company will conduct a further clinical study to generate additional data to facilitate and further de-risk dose selection for the Phase 3 program and the commercial positioning. We continue to expect to complete our Phase 2 program in the second half of 2019, before progressing into pivotal Phase 3 trials.

•
Hosted an "Investor and Analyst R&D Forum" on October 12, 2018, in New York City, providing insights into the unmet medical need and the challenges of treating COPD, as well as an update of the most recent clinical data on RPL554. The forum featured a panel of Key Opinion Leaders in the field of COPD who provided the clinicians' perspective, as well as representatives from the COPD Foundation and the COPD patient community who provided the patients' perspective. (Review the full presentation from the R&D Forum at https://investors.veronapharma.com/events/event-details/investor-analyst-rd-forum.)

•
Presented data from pre-clinical studies and a Phase 2a clinical trial evaluating RPL554 as a potential treatment for CF at the 2018 North American Cystic Fibrosis Conference in Denver. The pre-clinical and clinical data showed that RPL554 stimulates rare Class III and Class IV CF transmembrane conductance regulator (“CFTR”) mutants and that RPL554 has a favorable pharmacokinetic (“PK”) profile and increased forced expiratory volume in one second (“FEV1”) among patients with CF, respectively. Top-line data from this Phase 2a trial were previously reported by Verona Pharma on March 2, 2018.

FINANCIAL HIGHLIGHTS

•	Net cash, cash equivalents and short term investments at September 30, 2018, amounted to £68.9 million (December 31, 2017: £80.3 million).

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For the nine months ended September 30, 2018, operating loss was £18.3 million (nine months ended September 30, 2017: £19.1 million) and loss after tax was £17.0 million (nine months ended September 30, 2017: £14.2 million). The decrease in operating loss was due to £0.4 million reductions in each of research and development costs, and general and administrative costs. The increase in loss after tax reflects the £3.4 million finance expense relating to the increase in the fair value of the warrants liability, a non-cash item. This compares to a £3.9 million credit to finance income in the nine months ended September 30, 2017, as the fair value of the warrants liability reduced in the corresponding prior year period.

•	Reported loss per share was 16.1 pence for the nine months ended September 30, 2018 (nine months ended September 30, 2017: 17.4 pence).

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Net cash used in operating activities for the nine months ended September 30, 2018, was £13.1 million (nine months ended September 30, 2017: £15.8 million). The decrease in cash used was due to lower expenditure on clinical trial activity in the 2018 period compared to the corresponding period of 2017, and an increase in cash inflow from taxation of £3.8 million (representing research and development tax credits).

"We continue to advance the clinical development of nebulized RPL554 for COPD as exemplified by the initiation of, and recent completion of patient enrollment in, our Phase 2 trial evaluating RPL554 as an add-on to dual bronchodilator (LAMA/LABA) therapy for COPD maintenance treatment. We expect to report top-line data from this trial, which is being conducted in the US and UK, in January 2019. Many COPD patients continue to experience breathing difficulties and daily symptoms, such as breathlessness, that impair their quality of life despite treatment with dual and triple therapy. We believe the novel bronchodilator and anti-inflammatory properties of RPL554 will be particularly useful in this large group of patients with a high unmet medical need, and very limited treatment options. This Phase 2 trial is intended to further define the late stage program leading to Phase 3 pivotal trials and refine the commercial positioning. As we have already observed beneficial effects of adding RPL554 to single bronchodilators, we believe a positive effect in this study could significantly expand the COPD patient population treatable with RPL554," commented Jan-Anders Karlsson, PhD, CEO of Verona Pharma. "We are also encouraged by the very positive response that RPL554 received at the recent European Respiratory Conference in September, and at our 'Investor and Analyst R&D Forum' in October."

Conference Call and Webcast Information
Verona Pharma will host an investment community conference call at 8:00 a.m. Eastern Standard Time (1:00 pm Greenwich Mean Time) on Tuesday, November 6, 2018. Analysts and investors may participate in the conference call by utilizing the conference ID: 8100157 and dialing the following numbers:

•	800-289-0571 or 929-477-0324 for callers in the United States

•	0800 358 6377 or 44 (0)330 336 9126 for callers in the United Kingdom

•	0800 589 4609 or 49 (0)69 2222 25577 for calls in Germany
Those interested in listening to the conference call live via the internet may do so by visiting the “Investors” page of Verona Pharma’s website at www.veronapharma.com and clicking on the webcast link.  A webcast replay of the conference call [audio] will be available for 30 days by visiting the “Investors” page of Verona Pharma’s website at www.veronapharma.com and clicking on the “Events and presentations” link.
An electronic copy of the interim results will be made available today on the Company’s website (www.veronapharma.com). This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.
This press release contains inside information for the purposes of Article 7 Regulation (EU) No. 596/2014.
About COPD
Chronic obstructive pulmonary disease (“COPD”) is a progressive and life-threatening respiratory disease for which there is no cure1. Although COPD is thought to be underdiagnosed, globally, around 384 million people suffer from the disease2. This number, according to the World Health Organization (“WHO”), is likely to increase in coming years, with estimates that COPD will become the third leading cause of death worldwide by 20301,3. The condition damages the airways and the lungs, leading to persistent symptoms of breathlessness, impacting a person’s daily life and their ability to perform simple activities such as walking a short flight of stairs or carrying a suitcase1. Many experience acute periods of worsening symptoms called ‘exacerbations’, often leading to emergency department visits or hospital admissions and are also associated with high mortality4. In the United States alone, the 2010 total annual medical costs related to COPD were estimated to be $32 billion and are projected to rise to $49 billion in 20205. About 30-40% of moderate to severe COPD patients on triple inhaled therapy (ICS/LAMA/LABA) remain uncontrolled and continue to experience airway obstruction (breathing difficulties), COPD symptoms and exacerbations6,7. There is an urgent need for drugs with novel mechanisms of action that can be used by these patients in addition to current therapies.
About Verona Pharma plc
Verona Pharma is a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for the treatment of respiratory diseases with significant unmet medical needs. Verona Pharma’s product candidate, RPL554, is a first-in-class, inhaled, dual inhibitor of the enzymes phosphodiesterase 3 and 4 that acts as both a bronchodilator and an anti-inflammatory agent in a single compound. In clinical trials, treatment with RPL554 has been observed to result in statistically significant improvements in lung function and clinical symptoms as compared to placebo, and has shown clinically meaningful and statistically significant improvements in lung function when administered in addition to frequently used short- and long-acting bronchodilators as compared to such bronchodilators administered as a single agent. Verona Pharma is developing RPL554 for the treatment of chronic obstructive pulmonary disease (COPD), cystic fibrosis (CF), and potentially asthma.

Forward Looking Statements
This press release, operational review, outlook and financial review contain forward-looking statements. All statements contained in this press release, operational review, outlook and financial review that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, statements regarding the Phase 2 clinical trial of RPL554 as an add-on to dual bronchodilator therapy for COPD maintenance treatment, including expected enrollment, patients continuing on a stable doses of ICS throughout the trial, the timing of top-line data from the trial, the utility of the data from the trial to inform the design of pivotal Phase 3 trials, to better understand the strategic commercial potential of nebulized RPL554 and to provide an impetus to progress RPL554 in COPD, and positive effects from the trial expanding the treatable COPD patient population in a meaningful way, the treatment potential of RPL554 and its usefulness for COPD patients, the potential for RPL554 to be the first novel class of bronchodilator in over 40 years and first therapy that acts as a bronchodilator and anti-inflammatory agent, the percentage and number of COPD patients with uncontrolled COPD, RPL554 as an attractive additional treatment for COPD patients, the requirement for novel anti-inflammatory therapies in treating COPD, the potential of RPL554 as a safe and effective add-on therapy for the treatment of COPD, RPL554’s anti-inflammatory effect potentially causing progressive symptom improvement in the Phase 2b clincial trial with nebulized RPL554, planned future clinical development of RPL554 and the value of completed and ongoing clinical trials in development planning, residual volume being directly related to breathlessness, the percentage and number of COPD patients who use inhalers for maintenance therapy, the potential for a DPI or pMDI inhaler formulation of RPL554 to expand the addressable market for RPL554 and the potential size and significance of the market for such formulations, the timing of clinical trials for DPI and pMDI formulations, out-licensing these formulations, developing a DPI or pMDI formulation for the treatment of asthma or other respiratory diseases, becoming a leading biopharmaceutical company, using our financial and other resources on developing RPL554 for the maintenance treatment of COPD and the impact on timing of trials for other indications, assessments of the commercial position of RPL554 and the Company’s Phase 3 development strategy, plans to seek strategic collaborations and the funding and benefits from such collaborations, and plans to in-license or acquire additional clinical stage product candidates.
These forward-looking statements are based on management's current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from our expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: our limited operating history; our need for additional funding to complete development and commercialization of RPL554, which may not be available and which may force us to delay, reduce or eliminate our development or commercialization efforts; the reliance of our business on the success of RPL554, our only product candidate under development; economic, political, regulatory and other risks involved with international operations; the lengthy and expensive process of clinical drug development, which has an uncertain outcome; serious adverse, undesirable or unacceptable side effects associated with RPL554, which could adversely affect our ability to develop or commercialize RPL554; potential delays in enrolling patients, which could adversely affect our research and development efforts; we may not be successful in developing RPL554 for multiple indications; our ability to obtain approval for and commercialize RPL554 in multiple major pharmaceutical markets; misconduct or other improper activities by our employees, consultants, principal investigators, and third-party service providers; the loss of any key personnel and our ability to recruit replacement personnel, material differences between our “top-line” data and final data; our reliance on third parties, including clinical investigators, manufacturers and suppliers, and the risks related to these parties’ ability to successfully develop and commercialize RPL554; and lawsuits related to patents covering RPL554 and the potential for our patents to be found invalid or unenforceable.
These and other important factors under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on February 27, 2018, and our other reports filed with the SEC, could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release, operational review, outlook and financial review. Any such forward-looking statements represent management's estimates as of the date of this press release and operational and financial review. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this press release, operational review, outlook and financial review.

For further information please contact:

Verona Pharma plc	Tel: +44 (0)20 3283 4200
Jan-Anders Karlsson, Chief Executive Officer	info@veronapharma.com

Stifel Nicolaus Europe Limited (Nominated Adviser and UK Broker)	Tel: +44 (0)20 7710 7600
Stewart Wallace / Jonathan Senior / Ben Maddison

ICR, Inc. (US Media and Investor Enquiries)
James Heins	Tel: +1 203 682 8251
James.Heins@icrinc.com

Stephanie Carrington	Tel: +1 646 277 1282
Stephanie.Carrington@icrinc.com

FTI Consulting (UK Media and Investor Enquiries)	Tel: +44 (0)20 3727 1000
Simon Conway / Natalie Garland-Collins	veronapharma@fticonsulting.com

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1 World Health Organization. Chronic Obstructive Pulmonary Disease.
http://www.who.int/mediacentre/factsheets/fs315/en/. Accessed September 2017.
2 Adeloye D, Chua S, et al. Global and regional estimates of COPD prevalence: Systematic review and meta-analysis. J Glob Health 2015; 5(2): 020415.
3 World Health Organization. Burden of COPD. http://www.who.int/respiratory/copd/burden/en/. Accessed September 2017.
4 COPD Foundations. Characteristics of COPD Patients Using United States Emergency Care or Hospitalization. https://journal.copdfoundation.org/jcopdf/id/1103/Characteristics-of-COPD-Patients-Using-United-States-Emergency-Care-or-Hospitalization. Accessed September 2017.
5 Centers for Disease Control. Increase Expected in Medical Costs for COPD. https://www.cdc.gov/features/ds-copd-costs/. Accessed September 2017.
6 Mullerova H., et al., Characterization of COPD Patients Treated With Inhaled Triple Therapy Containing Inhaled Corticosteroid [ICS], Long-Acting Beta2-Agonists [LABA], and Long-Acting Muscarinic Antagonists [LAMA] in the UK, American Journal of Respiratory and Critical Care Medicine 2017;195:A4986
7 Vestbo J, et al., Single inhaler extrafine triple therapy versus long-acting muscarinic antagonist therapy for chronic obstructive pulmonary disease (TRINTY); a double-blind, parallel group, randomised controlled trial, The Lancet, Vol 389, p. 1919-1929; May 13, 2017.

OPERATIONAL REVIEW
Company overview
We are a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for the treatment of respiratory diseases with significant unmet medical needs. Our product candidate, RPL554, is a first-in-class, inhaled, dual inhibitor of the enzymes PDE3 and PDE4 that acts as both a bronchodilator and an anti-inflammatory agent in a single compound. We believe RPL554 has the potential to be the first novel class of bronchodilator in over 40 years, and the first therapy for the treatment of respiratory diseases that acts as both a bronchodilator and anti-inflammatory agent in a single compound.
We have completed 12 Phase 1 and Phase 2 clinical trials with RPL554 and, including our ongoing clinical trial, these have now enrolled over 800 subjects. In our clinical trials, treatment with RPL554 has consistently been observed to result in statistically significant improvements in lung function as compared to placebo. Statistically significant means that there is a low statistical probability, typically less than 5 per cent, that the observed results occurred by chance alone. Our most recent Phase 2b clinical trial in patients with moderate-to-severe COPD has also shown clinically meaningful and statistically significant improvements in daily reported COPD symptom scores. When RPL554 is added to commonly used short- and long-acting bronchodilators as compared to such bronchodilators administered as a single agent, it has also shown clinically meaningful and statistically significant improvements in lung function. In particular, following such combined treatment, COPD patients experienced a marked reduction in residual lung volume, which is believed to be related to one of the most debilitating symptoms, breathlessness. The very rapid onset of action observed when adding RPL554 on top of tiotropium, was also notable, and may be particularly helpful to those patients suffering from morning breathlessness.
We believe that RPL554 has shown anti-inflammatory effects, has been well tolerated in our clinical trials to date and has not been observed to result in the gastrointestinal or other side effects commonly associated with roflumilast (Daxas®/Daliresp®), the only PDE4 inhibitor currently on the market for the treatment of COPD. We are developing RPL554 for the treatment of patients with COPD and for the treatment of patients with CF.
Despite treatment with currently approved therapies, many patients with COPD experience daily symptoms impairing their quality of life. Airway obstruction and air trapping due to narrow air passages are major causes of debilitating breathlessness (dyspnoea) reducing physical ability and causing anxiety and depression. Of the patients treated with dual bronchodilator (LAMA/LABA) and triple therapy (LAMA/LABA/ICS), research suggests that up to 40% (approximately 800,000 patients in the US alone) are uncontrolled, remaining symptomatic and at an increased risk of exacerbations.
We believe RPL554, having shown improvement in FEV1 and symptoms (which commonly are a precursor to exacerbations) in clinical trials, may be an attractive additional treatment for COPD patients. Furthermore, we believe that novel anti-inflammatory therapies are required, as many current treatments such as ICS and PDE4 inhibitors are either effective only in specific subsets of exacerbating COPD patients or are associated with distressing side effects which can reduce treatment compliance. In the US, approximately 3 million COPD patients are treated with single bronchodilator (either LAMA or LABA) therapy. In our clinical trials, we have already shown that RPL554 is a very effective addition to single bronchodilators, and we believe it is well placed to potentially meet the need for a safe and effective dual bronchodilator/anti-inflammatory treatment regimen as an add-on to, for example, a LAMA.

Operational performance in the nine months ended September 30, 2018
The 4 week Phase 2b clinical trial with nebulized RPL554 in 403 patients, completed in the first quarter of 2018, showed a rapid onset and sustained bronchodilator effect from the first to the last dose, that was both clinically and statistically meaningful. In addition, the study showed a marked and significant improvement in daily reported COPD symptoms using The Evaluating Respiratory Symptoms (E-RS)™ measure and in each of its three sub-scores. The improvement in symptoms was already statistically significant after the first week but continued to progress and further improve during the 4 week treatment period. Similar effects were seen with other symptom scores used, for example the SGRQ. We believe that these observations support the view that the progressive symptom improvement cannot be explained only by the increased bronchodilator response, but that an anti-inflammatory effect also may have contributed to this improvement. All RPL554 doses tested produced comparable improvements in lung function and symptoms, and RPL554 was well tolerated at all doses with an adverse event profile similar to placebo. We presented data from our RPL554 clinical development program at the American Thoracic Society's International Conference (San Diego, May 2018) ("ATS Conference"). The posters disclosed further analysis of the benefit of adding RPL554 to tiotropium therapy. Of particular relevance was the marked reduction in residual volume by the combined treatment in these patients, as this is a cardinal feature of COPD and believed to be directly related to one of the most debilitating symptoms, breathlessness. The very rapid onset of action observed when adding RPL554 on top of tiotropium, was also notable. A separate poster, presenting data supporting the suitability of RPL554 for inhaled delivery, was also presented at the ATS Conference.
During the three months ended September 30, 2018 we achieved an important publication in the high-impact, peer reviewed European Respiratory Journal, entitled "The short term bronchodilator effects of the dual PDE3 and PDE4 inhibitor RPL554 in COPD” that provides full results from two Phase 2 clinical studies with RPL554. Results from these studies were previously reported by us on May 10, 2016 and September 7, 2017.
At the European Respiratory Society International Congress in Paris in September 2018, Dr. Singh, M.D., Professor of Clinical Pharmacology and Respiratory Medicine, Medicines Evaluation Unit, University of Manchester, presented an expanded dataset from our 4 week Phase 2b study, expanding on top-line results announced by us on March 26, 2018. Dr. Singh also provided further context around the clinical significance of these results and potential for RPL554 therapy in both the stand-alone and add-on to standard of care settings for patients with this progressive and debilitating disease, where there remains a high unmet medical need.
We announced on October 31, 2018 that we have now completed patient enrollment in our Phase 2 trial evaluating nebulized RPL554 as an add-on to dual bronchodilator therapy for COPD maintenance treatment. Following completion of dosing and data analysis, top line data is expected to be available in January 2019. The randomized, double-blind, three-way crossover trial has enrolled 79 patients with COPD to investigate the efficacy and safety of nebulized RPL554 as an add-on to an inhaled LAMA/LABA, tiotropium/olodaterol (Stiolto® Respimat®), compared to placebo. We expect that those patients already receiving ICS anti-inflammatory therapy will continue a stable dose of ICS throughout the study, thus providing a “triple therapy” background. Following a 7- to 14-day washout period in advance of dosing and between study arms, patients will receive three days of treatment with each of two dose strengths (1.5 mg or 6.0 mg) of nebulized RPL554 or placebo twice daily. The primary endpoint of this trial is improvement in lung function with RPL554 vs placebo (as add-on to tiotropium/olodaterol), as measured by FEV1.
This Phase 2 trial will also provide important data to better understand the strategic commercial potential of nebulized RPL554 used in COPD patients with airway obstruction and COPD symptoms already using standard-of-care bronchodilator treatments. We have already observed in our clinical trials the beneficial effects of adding RPL554 to single bronchodilators; amongst patients treated with a single bronchodilator (either a LAMA or a LABA, with or without ICS) research suggests that up to 40% (approximately 1.2 million patients in the US alone) have reduced lung function and remain symptomatic. We believe that a positive effect in this “add-on to dual bronchodilators” study could significantly expand the COPD patient population treatable with RPL554; research suggests that, again, up to 40% (or approximately 800,000 additional patients in the US alone) are likewise remaining uncontrolled, symptomatic and at an increased risk of exacerbations even when treated with dual bronchodilator therapy1.

In addition to our nebulized formulation of RPL554, we are also developing RPL554 in both DPI and pMDI formulations for the maintenance treatment of COPD patients who prefer to use a handheld inhaler device. We estimate that, in the US, approximately 90% of the 3.7 million mild/moderate COPD patients and 80% of the 2.7 million severe/very severe COPD patients use inhalers for maintenance therapy1. We believe that the successful development of a DPI or pMDI formulation of RPL554 for moderate disease would greatly expand the addressable market for the drug and represents a multi-billion dollar potential opportunity. Formulations have been selected for both DPI and pMDI, and we expect to commence a clinical trial with the DPI formulation in December 2018, and a clinical trial with the pMDI formulation to follow in the first half of 2019. We anticipate making these inhalation formulations available for out-licensing once we establish their clinical profile.
At the 2018 North American Cystic Fibrosis Conference in Denver, CO in October 2018, data presented from pre-clinical studies and a Phase 2a clinical trial evaluating RPL554 as a potential treatment for CF showed that RPL554 stimulates rare Class III and Class IV CFTR mutants and that RPL554 has a favorable PK profile and increased FEV1 among patients with CF, respectively. Top-line data from this Phase 2a trial were previously reported by us on March 2, 2018.
We may also explore the development of RPL554 in DPI and/or pMDI formulations for the treatment of asthma and other respiratory diseases.
OUTLOOK
We intend to become a leading biopharmaceutical company focused on the treatment of respiratory diseases with significant unmet medical needs. We recognize that our proposed strategy for achieving this goal depends on the totality of the data from all clinical trials conducted with RPL554, future interactions with regulatory authorities and our commercial assessment of different development options for RPL554. Key elements of this strategy include:

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A strong focus on bringing nebulized RPL554 into Phase 3 clinical trials for the maintenance treatment of COPD, which requires us to deploy our financial and other resources on maintenance treatment of COPD with nebulized and inhaled formulations of RPL554 in the short term, which may alter our timing to commence further trials using RPL554 in other indications.

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Identifying compelling market opportunities such as patients with COPD that continue to experience daily symptoms impairing their quality of life, despite treatment with currently available medicines. In our clinical trials, we have shown RPL554 to be an effective add-on to treatment with single bronchodilators, and we are now examining RPL554 as an add-on also to patients treated with dual bronchodilators. We believe that add-on to first-line and second-line treatments both represent very significant market opportunities.

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Our ongoing Phase 2 clinical trial to evaluate nebulized RPL554 for the maintenance treatment of severe COPD patients when dosed in addition to LAMA/LABA or triple (LABA/LAMA/ICS) therapy, compared to placebo. We expect to announce top-line data in January 2019.

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Ongoing review of our RPL554 development strategy in the context of additional data generated, including from clinical trials, regulatory interactions and market research, to identify opportunities to enhance and de-risk our late-stage development and commercialization of RPL554. Based on this review and data from the on-going Phase 2 the Company will conduct a further clinical study to generate additional data to facilitate and further de-risk dose selection for the Phase 3 program and the commercial positioning. We continue to expect to complete our Phase 2 program in the second half of 2019, before progressing into pivotal Phase 3 trials.

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Development of RPL554 in inhaler formulations for the treatment of COPD patients who may prefer administration using an inhaler device. We expect a clinical trial with the DPI formulation to commence in December 2018, and a clinical trial with the pMDI formulation to follow in the first half of 2019.

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Development of RPL554 for the treatment of CF. The timing for future studies in this indication is dependent on our decision to move more rapidly towards Phase 3 clinical trials with nebulized RPL554 for the maintenance treatment of COPD.

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Developing RPL554 as a therapy to treat other forms of respiratory disease. We believe that RPL554’s properties as an inhaled, dual inhibitor of PDE3 and PDE4 give it broad potential applicability, and, following development of RPL554 for the treatment of COPD and CF, we may explore its development to treat other respiratory diseases.

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We may seek strategic collaborations with market leading biopharmaceutical companies to develop and commercialize RPL554. We believe these collaborations could provide significant funding to advance the development of RPL554 while allowing us to benefit from the development and commercialization expertise of our collaborators.

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We may acquire or in-license product candidates for the treatment of respiratory diseases. We plan to leverage our respiratory disease expertise to identify and in-license or acquire additional clinical stage product candidates that we believe have the potential to become novel treatments for respiratory diseases with significant unmet medical needs.

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1Q2 2017 US COPD patient database & physician survey research, IQVIA MIDAS Sales; Mullerova H et al. American Journal of Respiratory and Critical Care Medicine 2017; Vestbo J, et al. Lancet 2017; Bateman et al. Eur Respir J 2013; Vogelmeier et al. Lancet Respir Med. 2013; Mahler et al. Eur Respir J 2013

FINANCIAL REVIEW
Financial review of the nine and three month period ended September 30, 2018
Nine months ended September 30, 2018
Research and Development Costs
Research and development costs were £13.6 million for the nine months ended September 30, 2018, compared to £14.0 million for the nine months ended September 30, 2017, a decrease of £0.4 million. The cost of clinical trials reduced by £1.7 million as there were four active trials in the nine months ended September 30, 2017, including a four week Phase 2b trial for COPD maintenance treatment, compared to two clinical trials in the nine months ended September 30, 2018. Pre-clinical costs also reduced by £0.8 million. These reductions were offset by a £1.6 million increase in contract manufacturing and formulation development costs. Personnel related costs increased by £0.5 million in the nine months ended September 30, 2018, compared to the prior period, as the research and development team was expanded.
General and Administrative Costs
General and administrative costs were £4.6 million for the nine months ended September 30, 2018, compared to £5.0 million for the nine months ended September 30, 2017, a decrease of £0.4 million. The decrease was primarily attributable to a £0.8 million decrease in commercial research costs and professional fees relating to our global offering of American Depositary Shares and ordinary shares in 2017 (the “Global Offering”), offset by a £0.3 million increase in the non-cash share-based payment charge.
Finance Income and Expense
Finance income was £1.8 million for the nine months ended September 30, 2018, and £4.1 million for the nine months ended September 30, 2017. The decrease was primarily due to an increase in the fair value of the warrant liability during the first nine months of 2018 (which is a non-cash item, recorded as a finance expense) compared to a decrease in the liability in the nine month period ended September 30, 2017, which resulted in a non-cash gain (recorded as finance income) of £3.9 million in the comparative period. There was a foreign exchange gain on cash and short term investments of £1.2 million in the nine months ended September 30, 2018, and a loss in the comparative period (recorded in finance expense). Furthermore, £0.6 million of interest was received in the nine months ended September 30, 2018 (nine months ended September 30, 2017: £0.2 million).
Finance expense was £3.5 million for the nine months ended September 30, 2018, compared to £2.2 million for the nine months ended September 30, 2017. The movement was due to an increase in the fair value of the warrant liability of £3.4 million, recorded in finance expense, compared to reduction in the value of the liability in the comparable 2017 period (recorded in finance income), both non-cash items. In addition, there was a foreign exchange loss on cash and short term investments in the prior period of £2.1 million. In the nine months ended September 30, 2018, there was a foreign exchange gain (recorded in finance income).
Taxation
Taxation for the nine months ended September 30, 2018, amounted to a credit of £3.0 million compared to a credit of £2.9 million for the nine months ended September 30, 2017, an increase of £0.1 million. It predominantly relates to research and development tax credits which are obtained at a rate of 14.5% of 230% of our qualifying expenditure.
Cash Flows
Net cash used in operating activities (after receipt of R&D tax credits) decreased to £13.1 million for the nine months ended September 30, 2018, from £15.8 million for the nine months ended September 30, 2017. Cash used in operating activities (before receipt of R&D tax credits) increased, reflecting differences in the timing of supplier payments made in the nine months ended September 30, 2018, compared to the 2017 period. Offsetting this was a £4.6 million net cash inflow from taxation received in the nine months ended September 30, 2018, compared to £0.8 million in the prior period. The cash inflow from taxation in both periods related principally to cash received from UK research and development tax credits.
Net cash generated from / (used in) investing activities predominantly reflects the net movement of cash being placed on deposit for more than three months and such deposits maturing, because deposits of more than three months are disclosed as short term investments, separately from cash. In the nine months ended September 30, 2018 the Company had cash generated from investing activities amounting to £8.6 million; the net cash used in the nine months ended September 30, 2017 of £54.8 million reflects that the Company placed a significant proportion of the proceeds from the Global Offering on deposit as short term investments in that period. The Company balances the objective for higher interest income from longer term deposits with short term liquidity requirements.

There was no cash received or paid from financing activities for the nine months ended September 30, 2018. The £63.2 million received for the nine months ended September 30, 2017, represented the cash raised in the Global Offering.
Cash, cash equivalents and short-term investments
Net cash, cash equivalents and short-term investments at September 30, 2018, decreased to £68.9 million from £80.3 million at December 31, 2017 due to the utilization of cash in ordinary operating activities.
Net assets
Net assets decreased to £65.2 million at September 30, 2018, from £79.9 million at December 31, 2017. This decrease was primarily due to the operating activities of the Company and the fair value remeasurement of the warrant liability.

Three months ended September 30, 2018
The operating loss for the three months ended September 30, 2018, was £6.8 million (September 30, 2017: £8.1 million) and the loss after tax for the three months ended September 30, 2018, was £2.3 million (September 30, 2017: £9.1 million).
Research and Development Costs
Research and development costs were £5.3 million for the three months ended September 30, 2018, compared to £6.1 million for the three months ended September 30, 2017, a decrease of £0.8 million. The movement was predominantly attributable to a £0.8 million decrease in clinical trial expenses. During the three months ended September 30, 2017, the Company incurred clinical trial costs in respect of its Phase 2b trial for COPD maintenance treatment; during the three months ended September 30, 2018, there were costs in respect of a trial evaluating RPL554 as an add on to LAMA/LABA maintenance treatment.
General and Administrative Costs
General and administrative costs were £1.4 million for the three months ended September 30, 2018, compared to £2.0 million for the three months ended September 30, 2017, a decrease of £0.6 million. The decrease was primarily attributable to a £0.5 million decrease in professional fees in the three months ended September 30, 2018, compared to the same period in 2017.
Finance Income and Expense
Finance income was £3.3 million for the three months ended September 30, 2018, and £0.1 million for the three months ended September 30, 2017. The increase in finance income was primarily due to a decrease in the fair value of the warrant liability during the third quarter of 2018 of £2.6 million compared to an increase in the liability in the third quarter ended September 30, 2017 (recorded as a finance expense) both non-cash items. There was a foreign exchange gain of £0.5 million on cash and short term investments in the 2018 period, and a foreign exchange loss in the 2017 period (recorded in finance expense).
Finance expense was £27 thousand for the three months ended September 30, 2018, compared to £2.4 million for the three months ended September 30, 2017. The decrease in finance expense was primarily due to a decrease in the fair value of the warrant liability during the third quarter of 2018 (recorded as a finance income) compared to an increase in the liability in the third quarter ended September 30, 2017, of £1.2 million both non-cash items. In addition, there was a foreign exchange loss on cash and short term investments in the three months ended September 30, 2017 of £1.2 million. In the three months ended September 30, 2018, a foreign exchange gain was recorded in finance income.
Taxation
Taxation for the three months ended September 30, 2018 amounted to a credit of £1.1 million compared to a credit of £1.3 million for the three months ended September 30, 2017. It predominantly relates to research and development tax credits which are obtained at a rate of 14.5% of 230% of our qualifying expenditure.

VERONA PHARMA PLC
CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION (UNAUDITED)
AS OF SEPTEMBER 30, 2018, AND DECEMBER 31, 2017

	Notes	As of September 30, 2018	As of December 31, 2017
		£'000s	£'000s
ASSETS
Non-current assets:
Goodwill		441	441
Intangible assets		2,138	1,969
Property, plant and equipment		11	16
Total non-current assets		2,590	2,426

Current assets:
Prepayments and other receivables		1,963	1,810
Current tax receivable		3,226	5,006
Short term investments	9	41,329	48,819
Cash and cash equivalents		27,561	31,443
Total current assets		74,079	87,078
Total assets		76,669	89,504

EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders:
Share capital		5,266	5,251
Share premium		118,862	118,862
Share-based payment reserve		7,253	5,022
Accumulated loss		(66,182)	(49,254)
Total equity		65,199	79,881

Current liabilities:
Derivative financial instrument	10	4,658	1,273
Trade and other payables		5,732	7,154
Tax payable — U.S. Operations		—	169
Total current liabilities		10,390	8,596

Non-current liabilities:
Assumed contingent obligation	11	962	875
Deferred income		118	152
Total non-current liabilities		1,080	1,027
Total equity and liabilities		76,669	89,504

The accompanying notes form an integral part of these consolidated financial statements.

VERONA PHARMA PLC
CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018, AND SEPTEMBER 30, 2017 (UNAUDITED)

	Notes	Three Months Ended September 30, 2018	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2017
		£'000s	£'000s	£'000s	£'000s
Research and development costs		(5,346)	(6,085)	(13,649)	(14,028)
General and administrative costs		(1,417)	(2,040)	(4,647)	(5,041)
Operating loss		(6,763)	(8,125)	(18,296)	(19,069)
Finance income	7	3,331	114	1,841	4,131
Finance expense	7	(27)	(2,361)	(3,463)	(2,151)
Loss before taxation		(3,459)	(10,372)	(19,918)	(17,089)
Taxation — credit	8	1,119	1,258	2,966	2,861
Loss for the period		(2,340)	(9,114)	(16,952)	(14,228)
Other comprehensive income / (loss):
Items that might be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations		9	(14)	24	(28)
Total comprehensive loss attributable to owners of the Company		(2,331)	(9,128)	(16,928)	(14,256)
Loss per ordinary share — (pence)	6	(2.22)	(8.70)	(16.14)	(17.40)

The accompanying notes form an integral part of these consolidated financial statements.

VERONA PHARMA PLC
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS FOR
THE NINE MONTHS ENDED SEPTEMBER 30, 2018, AND SEPTEMBER 30, 2017 (UNAUDITED)

	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2017
	£'000s	£'000s
Cash used in operating activities:
Loss before taxation	(19,918)	(17,089)
Finance income	(1,841)	(4,131)
Finance expense	3,463	2,151
Share-based payment charge	2,231	1,991
Increase in prepayments and other receivables	(223)	(2,377)
(Decrease) / increase in trade and other payables	(1,434)	2,798
Depreciation of property, plant and equipment	6	5
Amortization of intangible assets	66	50
Cash used in operating activities	(17,650)	(16,602)
Cash inflow from taxation	4,594	816
Net cash used in operating activities	(13,056)	(15,786)
Cash flow from investing activities:
Interest received	681	87
Purchase of plant and equipment	(1)	(3)
Payment for patents and computer software	(235)	(177)
Transfer to short term investments	(44,716)	(54,689)
Maturity of short term investments	52,854	—
Net cash generated from / (used in) in investing activities	8,583	(54,782)
Cash flow from financing activities:
Gross proceeds from the April 2017 Global Offering	—	70,032
Transaction costs on April 2017 Global Offering	—	(6,786)
Net cash generated in financing activities	—	63,246
Net decrease in cash and cash equivalents	(4,473)	(7,322)
Cash and cash equivalents at the beginning of the period	31,443	39,785
Effect of exchange rates on cash and cash equivalents	591	(1,069)
Cash and cash equivalents at the end of the period	27,561	31,394

VERONA PHARMA PLC
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018, AND SEPTEMBER 30, 2017 (UNAUDITED)

	Share Capital	Share Premium	Share-based Expenses	Total Accumulated Losses	Total Equity
	£'000s	£'000s	£'000s	£'000s	£'000s
Balance at January 1, 2017	2,568	58,527	2,102	(28,728)	34,469
Loss for the period	—	—	—	(14,228)	(14,228)
Other comprehensive loss for the year:
Exchange differences on translating foreign operations	—	—	—	(28)	(28)
Total comprehensive loss for the period	—	—	—	(14,256)	(14,256)
New share capital issued	2,676	67,648	—	—	70,324
Transaction costs on share capital issued	—	(7,453)	—	—	(7,453)
Share options exercised during the period	7	140	—	—	147
Share-based payments	—	—	1,991	—	1,991
Balance at September 30, 2017	5,251	118,862	4,093	(42,984)	85,222

Balance at January 1, 2018	5,251	118,862	5,022	(49,254)	79,881
Loss for the period	—	—	—	(16,952)	(16,952)
Other comprehensive income for the year:
Exchange differences on translating foreign operations	—	—	—	24	24
Total comprehensive loss for the period	—	—	—	(16,928)	(16,928)
New share capital issued	15	—	—	—	15
Share-based payments	—	—	2,231	—	2,231
Balance at September 30, 2018	5,266	118,862	7,253	(66,182)	65,199
The currency translation reserve for September 30, 2018, and September 30, 2017, is not considered material and as such is not presented in a separate reserve but is included in the total accumulated losses reserve.

VERONA PHARMA PLC
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018
1. General information
Verona Pharma plc (the "Company") and its subsidiaries are a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapeutics for the treatment of respiratory diseases with significant unmet medical needs.
The Company is a public limited company which is listed on the Alternative Investment Market of the London Stock Exchange and on April 27, 2017, the Company's American Depositary Shares began trading on the Nasdaq Global Market. The Company is incorporated and domiciled in the United Kingdom. The address of the registered office is 1 Central Square, Cardiff, CF10 1FS, United Kingdom.
The Company has two subsidiaries, Verona Pharma Inc. and Rhinopharma Limited ("Rhinopharma"), both of which are wholly owned.
2. Basis of accounting
The unaudited condensed consolidated interim financial statements of Verona Pharma plc (the "Company") and its subsidiaries, Verona Pharma, Inc., and Rhinopharma Limited (together the "Group”), for the nine months ended September 30, 2018, do not include all the statements required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Group as of December 31, 2017.
The 2017 Accounts, on which the Company’s auditors delivered an unqualified audit report, have been delivered to the Registrar of Companies.
These unaudited condensed interim financial statements were authorized for issue by the Company’s board of directors (the “Directors”) on November 6, 2018. There have been no changes, except as otherwise stated, to the accounting policies contained in the annual consolidated financial statements as of and for the year ended December 31, 2017, which have been prepared in accordance with international financial reporting standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The interim condensed consolidated financial statements have been prepared on a going-concern basis. Management, having reviewed the future operating costs of the business in conjunction with the cash held as of September 30, 2018, believes the Group has sufficient funds to continue as a going concern for at least twelve months from November 6, 2018.
The Group’s activities and results are not exposed to seasonality. The Group operates as a single operating and reportable segment.
During the period the Group adopted IFRS 9. This has not had a material impact on the accounting for financial instruments held by the Group, including the assumed contingent obligation, the derivative financial instrument or short term deposits. There has been no change in the classification and measurement of these financial instruments.
IFRS 15 has also been adopted by the Group; this has had no impact as the Group is not revenue generating.
Dividend
The Directors do not recommend the payment of a dividend for the nine months ended September 30, 2018, (nine months ended September 30, 2017: £nil and the year ended December 31, 2017: £nil).
3. Segmental reporting
The Group’s activities are covered by one operating and reporting segment: Drug Development. There have been no changes to management’s assessment of the operating and reporting segment of the Group during the period.
All non-current assets are based in the United Kingdom.

4. Financial instruments
The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk), cash flow and fair value interest rate risk, credit risk and liquidity risk. The condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and they should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2017.
5. Estimates
The preparation of condensed consolidated interim financial statements require management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from those estimates.
In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2017.
6. Loss per share calculation
For the nine months ended September 30, 2018, the loss per share of 16.14p (September 30, 2017: 17.40p) is calculated by dividing the loss for the nine months ended September 30, 2018 by the weighted average number of ordinary shares in issue of 105,038,800 during this period (September 30, 2017: 81,923,920).
For the three months ended September 30, 2018, the loss per share of 2.22p (September 30, 2017: 8.70p) is calculated by dividing the loss for the three months ended September 30, 2018 by the weighted average number of ordinary shares in issue of 105,080,903 during this period (September 30, 2017: 104,896,971). Since the Group has reported a net loss, diluted loss per ordinary share is equal to basic loss per ordinary share.
Each ADS represents 8 ordinary shares of the Company, so the profit or loss per ADS in any period is equal to 8 times the profit or loss per share.

7. Finance income and expense

	Three Months Ended September 30, 2018	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2017
	£'000s	£'000s	£'000s	£'000s
Finance income:
Interest received on cash balances	238	103	611	195
Foreign exchange gain on translating foreign currency denominated balances	502	—	1,230	—
Fair value adjustment on derivative financial instruments (note 10)	2,591	—	—	3,925
Other income	—	11	—	11
Total finance income	3,331	114	1,841	4,131

	Three Months Ended September 30, 2018	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2017
	£'000s	£'000s	£'000s	£'000s
Finance expense:
Fair value adjustment on derivative financial instruments (note 10)	—	1,188	3,385	—
Foreign exchange loss on translating foreign currency denominated balances	—	1,156	—	1,693
Foreign exchange loss on receivables relating to financing activities	—	—	—	408
Impact of changes in foreign exchange rates on the contingent arrangement	—	(7)	—	(20)
Unwinding of discount factor movements related to the assumed contingent arrangement (note 11)	27	24	78	70
Total finance expense	27	2,361	3,463	2,151

8. Taxation
The tax credit for the nine month period ended September 30, 2018, amounts to £3.0 million and consists of the estimated research and development tax credit receivable on qualifying expenditure incurred during the nine month period ended September 30, 2018 for an amount of £3.0 million less a tax expense of £35 thousand related to the US operations (nine month period ended September 30, 2017: £2.9 million tax credit, comprising £3.1 million for research and development tax credit, less £0.2 million expense for tax on US operations).
The tax credit for the three month period ended September 30, 2018, amounts to £1.1 million, and consists of the estimated research and development tax credit receivable on qualifying expenditure incurred during the three month period ended September 30, 2018, for an amount of £1.1 million less a tax expense of £28 thousand related to the US operations (three month period ended September 30, 2017: £1.3 million tax credit, comprising £1.4 million for research and development tax credit, less £0.1 million expense for tax on US operations).
9. Short term investments
Short term investments as at September 30, 2018 amounted to a total of £41.3 million (December 31, 2017: £48.8 million) and consisted of fixed term deposits in US Dollars and UK Pounds.

10. Derivative financial instrument
In July 2016, the Company issued 31,115,926 units to new and existing investors at the placing price of £1.4365 per unit, each of which was comprised of one ordinary share and one warrant. The warrant holders can subscribe for 0.4 of an ordinary share at a per share exercise price of 120% of the placing price (£1.7238). The warrant holders can opt for a cashless exercise of their warrants by choosing to exchange the warrants held for a reduced number of warrants exercisable at nil consideration. The reduced number of warrants is calculated based on a formula using the share price and the exercise price of the shares. The warrants were therefore classified as a derivative financial liability, since their exercise might result in a variable number of shares to be issued. The warrants expire on May 2, 2022.
At September 30, 2018, and December 31, 2017, warrants over 12,401,262 shares were in effect.

	As of September 30, 2018	As of December 31, 2017
Shares available to be issued under warrants	12,401,262	12,401,262
Exercise price	£1.7238	£1.7238
Risk-free interest rate	0.95%	0.42%
Expected term to exercise	3.59 years	1.79 years
Annualized volatility	62.01%	47.35%
Dividend rate	0.00%	0.00%
Dilution discount	4.37%	0.00%
As at September 30, 2018, the Group updated the underlying assumptions and calculated a fair value of these warrants, using the Black-Scholes pricing model (including level 3 assumptions), of £4.7 million.
The variance for the nine month period ending September 30, 2018, was £3.4 million (nine month period ending September 30, 2017: £3.9 million) and is recorded as finance expense (September 30, 2017, recorded in finance income) in the Consolidated Statement of Comprehensive Income.

	Derivative financial instrument	Derivative financial instrument
	2018	2017
	£'000s	£'000s
As of January, 1	1,273	7,923
Fair value adjustments recognized in profit or loss	3,385	(3,925)
As of September, 30	4,658	3,998

For the amount recognized as at September 30, 2018, the effect if volatility were to deviate up or down is presented in the following table.

Volatility (up / down 10 % pts)
£'000s
Variable up	5,663
Base case, reported fair value	4,658
Variable down	3,626

11. Assumed contingent obligation related to the business combination
The value of the assumed contingent obligation as of September 30, 2018, amounted to £962 thousand (December 31, 2017: £875 thousand). The increase in value of the assumed contingent obligation during the nine months ended September 30, 2018, amounted to £87 thousand (nine months ended September 30, 2017: £50 thousand) and the unwinding of the discount on the liability was recorded in finance expense. Periodic re-measurement is triggered by changes in the probability of success. The discount percentage applied is 12%. In 2017 and the nine months ended September 30, 2018, there were no events that triggered remeasurement.

	2018	2017
	£'000s	£'000s
As of January 1,	875	803
Impact of changes in foreign exchange rates	9	(20)
Unwinding of discount factor	78	70
As of September 30,	962	853
There is no material difference between the fair value and carrying value of the financial liability.
For the amount recognized as at September 30, 2018, of £962 thousand, the effect if underlying assumptions were to deviate up or down is presented in the following table (assuming the probability of success does not change):

	Discount rate (up / down 1 % pt)	Revenue (up / down 10 % pts)
	£'000s	£'000s
Variable up	920	991
Base case, reported fair value	962	962
Variable down	1,007	934

12. Share option scheme
During the nine months ended September 30, 2018 the Company granted a total of 2,090,847 share options and 273,390 Restricted Share Units (“RSUs”) (nine months ended September 30, 2017, the Company granted 4,656,828 share options, and 1,052,236 RSUs).
The movement in the number of the Company’s share options is set out below:

	Weighted average exercise price	2018	Weighted average exercise price	2017
	£		£
Outstanding at January 1	1.53	7,527,457	1.87	3,037,333
Granted during the period	1.46	2,090,847	1.32	4,656,828
Exercised during the period	—	—	1.10	(133,333)
Expired during the period	—	—	1.90	(33,333)
Forfeited during the period	1.43	(799,524)	—	—
Outstanding options at September 30	1.53	8,818,780	1.53	7,527,495
The movement in the number of the Company’s RSUs is set out below:

	2018	2017

Outstanding at January 1	1,052,236	—
Granted during the period	273,390	1,052,236
Exercised during the period	(309,237)	—
Forfeited during the period	(153,916)	—
Outstanding RSUs at September 30	862,473	1,052,236
The share‑based payment expense for the nine months ended September 30, 2018, was £2.2 million (nine months ended September 30, 2017: £2.0 million). In the nine months ended September 30, 2018, 799,524 unvested options and 153,916 RSUs were forfeited. Previously £370 thousand had been recognized in the statement of comprehensive income relating to their fair value; in the nine months ended September 30, 2018, this charge was reversed. There is no exercise price for the RSUs.
The options and RSUs granted during the nine months ended September 30, 2018, were awarded under the Company’s 2017 Incentive Plan with total fair values estimated using the Black Scholes option pricing model of £2.3 million. The cost is amortized over the vesting period of the options and the RSUs on a straight-line basis. The following assumptions were used for the Black‑Scholes valuation of share options and RSUs granted in the nine months ended September 30, 2018.

	Share options	RSUs
	Issued in the nine months ended September 30, 2018	Issued in the nine months ended September 30, 2018
Options / RSUs granted	2,090,847	273,390
Risk‑free interest rate	1.08% - 1.22%	1.08% - 1.22%
Expected life of options / RSUs	5.5 - 7 years	5.5 - 7 years
Annualized volatility	69.88% -71.35%	69.88% -71.35%
Dividend rate	0.00%	0.00%
Vesting period	1 to 4 years	1 to 4 years

13. Related party transactions
In the nine months ended September 30, 2018, and 2017, the executive director received regular salary, post-employment benefits and share-based payments. Additionally, non-executive directors received compensation for their services in the form of cash compensation and equity grants. The compensation costs for the directors and senior staff for the three and nine months ended September 30, 2018, and 2017 were as follows:

		Short term employee benefits	Share-based payments	Post employment benefits	Total
		£'000s	£'000s	£'000s	£'000s
Three months ended September 30, 2018	Directors	221	304	2	527
	Other key management personnel	324	332	7	663
		545	636	9	1,190
Three months ended September 30, 2017	Directors	244	355	5	604
	Other key management personnel	428	628	7	1,063
		672	983	12	1,667

		Short term employee benefits	Share-based payments	Post employment benefits	Total
		£'000s	£'000s	£'000s	£'000s
Nine months ended September 30, 2018	Directors	666	1,045	9	1,720
	Other key management personnel	1,245	993	21	2,259
		1,911	2,038	30	3,979
Nine months ended September 30, 2017	Directors	738	697	13	1,448
	Other key management personnel	1,159	1,203	18	2,380
		1,897	1,900	31	3,828
Dr. Jan-Anders Karlsson, Chief Executive Officer of the Company, purchased 3,250 ordinary shares for £5 thousand from the market in the period.
Dr. David Ebsworth, Chairman of the Company, purchased 12,000 ordinary shares for £14 thousand from the market in the period.
At September 30, 2018, there was a receivable of £167 thousand (2017: nil) due from one director and four key management personnel relating to tax due on RSUs that vested in the period.
In the period a director provided consultancy services for £22 thousand.

14. Convenience translation
We maintain our books and records in pounds sterling and we prepare our financial statements in accordance with IFRS, as issued by the IASB. We report our results in pounds sterling. For the convenience of the reader we have translated pound sterling amounts in the tables below as of September 30, 2018, and for the three and nine month periods ended September 30, 2018 into US dollars at the noon buying rate of the Federal Reserve Bank of New York on September 28, 2018, which was £1.00 to $1.3053. These translations should not be considered representations that any such amounts have been, could have been or could be converted into US dollars at that or any other exchange rate as of that or any other date.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED)

	Three Months Ended September 30, 2018	Three Months Ended September 30, 2018	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2018
	£'000s	$'000s	£'000s	$'000s
Research and development costs	(5,346)	(6,978)	(13,649)	(17,816)
General and administrative costs	(1,417)	(1,850)	(4,647)	(6,066)
Operating loss	(6,763)	(8,828)	(18,296)	(23,882)
Finance income	3,331	4,348	1,841	2,403
Finance expense	(27)	(35)	(3,463)	(4,520)
Loss before taxation	(3,459)	(4,515)	(19,918)	(25,999)
Taxation — credit	1,119	1,461	2,966	3,872
Loss for the year	(2,340)	(3,054)	(16,952)	(22,127)
Other comprehensive income:
Items that might be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations	9	12	24	31
Total comprehensive loss attributable to owners of the Company	(2,331)	(3,042)	(16,928)	(22,096)
Loss per ordinary share — (pence / cents)	(2.22)	(2.90)	(16.14)	(21.07)

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT SEPTEMBER 30, 2018, AND DECEMBER 31, 2017 (UNAUDITED)

	As of September 30, 2018	As of September 30, 2018	As of December 31, 2017
	£'000s	$'000s	£'000s
ASSETS
Non-current assets:
Goodwill	441	577	441
Intangible assets	2,138	2,791	1,969
Property, plant and equipment	11	14	16
Total non-current assets	2,590	3,382	2,426

Current assets:
Prepayments and other receivables	1,963	2,562	1,810
Current tax receivable	3,226	4,211	5,006
Short term investments	41,329	53,947	48,819
Cash and cash equivalents	27,561	35,975	31,443
Total current assets	74,079	96,695	87,078
Total assets	76,669	100,077	89,504

EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders:
Share capital	5,266	6,874	5,251
Share premium	118,862	155,151	118,862
Share-based payment reserve	7,253	9,467	5,022
Accumulated loss	(66,182)	(86,387)	(49,254)
Total equity	65,199	85,105	79,881

Current liabilities:
Derivative financial instrument	4,658	6,080	1,273
Trade and other payables	5,732	7,482	7,154
Tax payable — U.S. Operations	—	—	169
Total current liabilities	10,390	13,562	8,596

Non-current liabilities:
Assumed contingent obligation	962	1,256	875
Deferred income	118	154	152
Total non-current liabilities	1,080	1,410	1,027
Total equity and liabilities	76,669	100,077	89,504